Filed by Strive, Inc.
(Commission File No.: 001-41612)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Semler Scientific, Inc.
(Commission File No.: 001-36305)

The following is a transcript of the Treasury Orange Podcast, posted on Youtube.com, featuring Matthew Cole, Chief Executive Officer of Strive, on November 18, 2025, in connection with Strive’s proposed business combination with Semler Scientific, Inc. (“Semler Scientific”). A link to the podcast is here:

https://www.youtube.com/watch?v=8r21Ttd-DLY

TREASURY ORANGE PODCAST

MATT COLE: If bitcoin was at 250k right now, I bet you that all those Bitcoin treasury companies that were overvalued would be even higher right now. Bitcoin just has had a, a rough year. You had companies at extremely high valuations that needed Bitcoin to play the part. And so I don't, I don't think it's fair to just say like it was predestined that there was going to be a collapse right now. Think about Strive as an example. What is our differentiator? Our differentiator is simple. We have the capital structure in place right now that MicroStrategy wants to have in 2029.

TYLER ROWE: Hi everybody. Today on Treasury Orange, we're talking to Matt Cole. Matt is the CEO of Strive, which trades under the ticker asst. Matt was formerly a fixed income portfolio manager at calpers and is leading the digital credit transformation with Strive A. Matt, welcome to the show.

MATT COLE: Hey Tyler, thanks for having me, man.

TYLER ROWE: Absolutely. So, M. Matt, you went from managing, you know, one of the largest pension funds, fixed income portfolios at CalPERS to running a bitcoin treasury company. Can you walk us through that journey? Um, kind of how you came on board to Strive initially and how you guys pivoted to a bitcoin treasury company?

MATT COLE: Yeah, so I was at CalPERS for 16 years. So for those that don't know, CalPERS is the largest pension fund in the U.S. it's about a, ah, half a doll pension fund and I managed about 70 billion of the half a trillion dollars. I um, ran, uh, it was in their fixed income group. I ran their U.S. treasury book. I also ran their structured securities book and was also tasked with putting on, uh, what was a pretty perpetual leverage trade, which is very interesting when you think about where we're going, um, in bitcoin treasuries with the perpetual preferred equity. So that was, that was what I did there and it led me to both join Strive. So Strive was an asset manager, really. Just pushing back against a lot of the ESG and DEI mandates and pushing for financial freedom. Just that the purpose of a corporation is to maximize total return to make money. You have a fiduciary duty to shareholders, period. Um, and so that was why I actually left initially to Strive, because I was seeing a lot at CalPERS and across the investment management industry that just were fiduciary duty breaches. And fiduciary duty is extremely, extremely important to me. It was why I even went CalPERS in the first place. I graduated right in the middle of the great financial crisis. My parents worked in the law, uh, enforcement industry. They had their pensions. They still do have their pensions tied at CalPERS. And it was underfunded. And so I wanted to go help it. Um, fiduciary duty, maximize value. That was why I was there. Right? And I was seeing a lot of things there that was going against that. Um, and so that's what led me ultimately to strive. What led me to Bitcoin was also CalPERS, but in a very different way, but just from being at the seat of being one of the largest buyers of U.S. treasuries in the United States. Uh, and so about half of the money that I managed was US Treasuries. And so I was talking directly to the Federal Reserve, talking to the US treasury, as all large buyers do, and just trying to understand the credit worthiness of the United States, the new issue schedule, all those different things. And what I, what I found was that in my view, and I feel even more strongly about this today, but we were being gaslit, and we were being gaslit in quantitative easing, where the Fed and the treasury would insist that quantitative easing was not monetization of the US Debt. And they would say, well, monetization of the US Debt would be if the US treasury creates a new bond and we buy it directly from them. Um, and technically that's true. Right. But they always get you on these little technicalities. But it's just a. But you can see what's happening. So what they were doing was the treasury would create a new bond. They would sell it to Wall Street. So like Goldman Sachs, and then Goldman Sachs would then sell it to the Fed, and then Goldman Sachs would make money on the transaction. Right? They would clip a spread on each side of it. Uh, and so it was almost like money laundering U.S. treasuries through the banks from the treasury to the Fed. And that was the only reason that it wasn't a direct monetization of debt. And, and I would ask this question and they'd be like, oh, no, you just don't get it. And. But it was like, literally, if you just look at the definitions, it was true. Um, and they're obviously not going to ever admit that. Uh, but when I saw that is like, okay, the US Government is directly monetizing its debt. This is, this is a massive problem. They don't have any answers to the fiscal situation in the US and it's only getting worse. It's obviously like substantially worse now than even when I was at CalPERS. And it ultimately led me to Bitcoin and seen it as the only answer. Um, I started out as a massive bitcoin skeptic there. Um, and so it's not like I saw bitcoin, I was like, oh, this is the answer. It was, it took a few years and you know, like, like they say everyone buys bitcoin at the price they deserve. Um, but I put pretty much my entire net, uh, worth into it at the end of 2016, early 2017. So it's been, you know, a great investment for me. It gave me the financial flexibility. So when I joined Strive, I took about a 50% pay cut and I was able to take a 50% pay cut and have freedom to pursue a mission that I really believed in because of bitcoin. And so, you know, when we're at Strive, and then, you know, it was founded by Vivek Ramaswamy. And we found late last year that our original mission of pushing back against ESG and DEI, that a lot of what we were fighting for actually was successfully achieved in a couple years. And corporate America started going back towards capitalism, rejecting some of these crazy mandates that we were seeing. And so for us, it was like, great. We just achieved a lot of our mission. Not all of our mission, but a lot of it. And so what we were standing contrarian against was now much more of a consensus position in the United States. And so we said, how do we monetize a great brand, a super strong team, and in something that is still true to our financial roots, of finance, of financial freedom, is true to things that myself as the CEO of the company believe in, is true to our co-founder Vivek Ramaswamy's beliefs. And it was bitcoin. I mean, Vivek was the first presidential candidate in U.S. history to speak at a bitcoin conference when he was running for president. Uh, President Trump gave him a direct shout out when he was at the bitcoin conference last year. One of the few people that helped get him to, you know, up to speed on bitcoin and really stable coins as well. And what that could, how could help put a band aid on the US debt crisis, not fix it, but at least find some demand. And so we went all in and we really believe it. And uh, it's a dream to work for a bitcoin treasury company. And I think if people are following what we're doing, I'm sure we'll get into it. We're rocking it rolling right now. And it's just because of the team. We have the energy we have and the focus and the conviction in bitcoin.

TYLER ROWE: Yeah, that's. It's really cool to hear that kind of complete story, Matt. Um, I kind of, uh, watched Vivek's campaign for, uh, president with a lot of, lot of interest, and it was really cool to even see kind of his evolution. I'm sure you were talking a lot about bitcoin with him, uh, throughout his journey there, and I'm excited to see what he does in his race for governor. But, uh, yeah, just realizing that Strive has kind of accomplished one of those big goals that you guys set out to do is really impressive. So what is the next big, big goal for you guys?

MATT COLE: Outperform bitcoin over the long run. And, and that, that's something that we, we don't take lightly. And, and so I think, you know, I think about this in simple math terms that, you know bitcoin as a hurdle rate. And m. You know, like I have a podcast that I do with some guys called the hurdle Rate. And, you know, that's become kind of a saying in the industry, right, that bitcoin is the hurdle rate. But the, the, the, the reality is, is that when you set bitcoin as the hurdle rate, you're setting the highest hurdle rate you could possibly set. Right? Like, that is a difficult hurdle rate to beat, right? And when you start to look at the world in bitcoin terms, you can see why bitcoiners would be like real estate, horrible investment stocks, probably like horrible investment gold, horrible investment. Although it's outperformed this year. Zoom out. It, uh, gotten crushed by bitcoin. Right. Like everything underperforms bitcoin. And so how do you, as a bitcoin treasury company, set a structure in place to actually outperform bitcoin over the long run? And my viewpoint and Strive's viewpoint is that there's only one way to likely m do that, and it's to go all in on digital credit, which is basically a carry trade. So it's what I did when I was at CalPERS when I was managing the leverage desk. And so all you're doing with the carry trade is you're saying, I'm going to borrow more dollars and buy more bitcoin. Right? But how you borrow dollars is extremely important because as we see in crypto, people get liquidated all the time, right? And so when you're using leverage, you can get liquidated. And the great innovation is that perpetual preferred equity is not debt. And so there's actually no leverage. It's why Michael Saylor calls it amplification. Doesn't mean there's no risk, right? There is risk that you have to be aware of, but it's not debt. There's no maturity risk, there's no default risk, there's no margin requirements. Right. Like we've seen what happens when you post margin. And uh, so like as an example, like there's several, um, Bitcoin companies out there that will let you borrow against your Bitcoin. I think it's a great product by the way. Like I'm a big fan of it, I'm glad it exists. But if Bitcoin goes down, you have liquidation risk, right? Like it's a material risk that you have to be very cognizant of, right. And you can manage it and put the odds in your favor. But with the perpetual preferred equity you're able to zoom out. And we know that when you can zoom out with Bitcoin, you win. You look at Bitcoin has never had a single four-year period in its history where it's had a negative return, right? On any day, any day, minus four years in its history, there's never been one with a negative return. And so with perpetual preferred equity you could say, okay, I'm going to zoom out. I'm not saying it's risk free, right? There's risk. What is the risk? The risk is one that bitcoin fails, which I think as most bitcoiners were like down to take that risk. Uh, the second one would be that it goes into like a 10 year bear market. And that would be another risk where like doesn't necessarily mean the bitcoin treasury company like Strive or Strategy would fail, but it would be a very painful one for the common equity holders, right? Like, like it would be amplified Bitcoin to the downside, right? Uh, but if you believe, like I do, that over the next 10 to 20 years, Bitcoin's going to average, I believe 30% plus CAGR on average. But even if you said 15% plus, if you believe Bitcoin's going to average 15% plus CAGR on average, a bitcoin treasury company that's taking structural leverage through perpetual preferred equity will outperform Bitcoin just because of math, like because your borrowing costs are less than what Bitcoin's going up, it just like it structurally works. And so the only way it doesn't work is if the Bitcoin bull scenario doesn't play out. And like, if Bitcoin's returns are call it 10 to 12% then bitcoin treasury companies like Strive and Strategy will likely track. Bitcoin will basically be Bitcoin beta, which is not bad, right? Like it's not like you're going out of business, but you're basically tracking it. If you know it's positive, but call it 0 to 10%, there's probably gonna be a little, there'll be a little bit of drag versus Bitcoin. So it would slightly underperform Bitcoin. And then if the average bitcoin CAGR is less than zero for less than zero for 10 years, then you're gonna, you know, underperform Bitcoin pretty by a pretty large amount. But you know, I think, I think that' the odds are in your favor. I think from a poker analogy that's what we call +EV + expected value in a major, major way. And so I think for people that have a long time horizon, it's just a great structure and it's a structure you can't do in a hedge fund. And by the way, the hedge fund be way, way, way more expensive from like a fee perspective. And so doing it within a corporate structure is just the ideal way to do it. And it's why we've gone all in on this and why we became the first bitcoin company to have amplification exlusively through petrol preferred equity. No debt.

TYLER ROWE: That's cool. I love that, um, EV analogy, Matt, because I think bitcoin really does lower your time preference and allow you to look out long term. And you know, if you're a poker player, being able to ride out the volatility over long time periods is something you'll definitely take if it's positive. Ev And I think that's definitely what Strive, what Bitcoin treasury companies offer. You mentioned earlier that when you were with CalPERS that you felt like you were getting gaslit kind of by the treasury and the

Fed on how the US was soft monetizing debt. Now a lot of bitcoiners understand this carry trade that you mentioned and see that we're kind of in a debt spiral. James Lavish was on the podcast a couple of weeks ago saying there's not a way out of this, you know, because austerity is not happening. Can you explain for our viewers who, who may not understand that carry trade in depth, like why you're bullish on this strategy of, of bitcoin over the next 10, 20, 30 years?

MATT COLE: Yeah, yeah. And so just to reiterate what a carry trade is. A, uh, carry trade is being long something and short something else and doing so in the longest duration manner possible. And so, you know, we are structurally amplified long bitcoin and we are structurally short the dollar more than just someone that just buys bitcoin with their dollars. Right. Like we're going further in that direction. Right. That is a, that is a carry trade. And it works as long as the asset that you own bitcoin go is. Goes up more on than the cost of your capital. Right. And so, so that's a carry trade. Why do we have so much conviction in this? Because the government cannot stop printing money. It's just a bipartisan thing. Um, if you were to have me on this podcast, literally one year ago, when President Trump had just won reelection, Doge was extremely popular. I would have been the most optimistic that you would have ever seen me about the chance that maybe there will be some austerity in the United States. Like, like this was the chance. You took the smartest people in the world, businessman, you put them into the United States and said, fix the debt problem, and it blew up in a couple months. Didn't work. Right. And so that, to me, it took me from. Maybe there's a chance, like if there is a chance, this is the chance to, there is 0.0% chance that we ever get our fiscal situation under, under control. That, and look at the, the debt cycle. Whether there's a Republican in the administration, whether there's a Democrat in the administration, right? They, they have different ways of spending money, but they all spend money. Right. Uh, Republicans might cut more taxes, Democrats are going to spend more and grow the size of the government, but they both grow the deficit, on average, throughout their, their, their presidencies. And, and, and so what would be the chance that someone runs on a, on a. I am going to slash expenses and wins? Like, you just can't do it. You can't do it. There's not the votes to do it. And so it becomes impossible for people. And I do think that there's some people in D.C. that really want to fix this. I've, um, been on, you know, some panels with people in the House and Senate that I'm like, I, I can sense that they really want to fix it, but then they'll, they're going to, they say that they will. And I'm like, no, you're not. Like, like there's no chance. Like, you can't, you don't have the votes. And they never, they never do. And so it'. It's the single investment thesis that myself and I think other, a lot of other bitcoiners have the most conviction in that they will never stop printing money, that the debt, uh, crisis will not get fixed. That it's, you know, I say, they used to kick the can down the road and say, oh, we're going to fix it in four years. And four years now I think they're just stomping on the can like, like what is the actual. Like, is there like you used to hear people at least make real efforts, we're going to really fix the debt, you know, and you don't even really hear that anymore. It's just like, like, like no one, no one really believes that we can actually fix it. And so it's just something that happens and it's going to continue to happen and at some point it will break. Right? And the hardest thing to predict is when does it break? Like actually break? Like when is there a monetary crisis in the United States or other major developed countries that use fiat currency? I don't know. But I really do believe that it's in our lifetime and it's probably in sometime the next 10 to 20 years. Um, and it could be you sooner. Um, I think the best scenario for the United States would be for it to be delayed as much as possible. I, um, am not of the mindset that I want to see the dollar's demise tomorrow. As an American citizen, I really don't like, I want to be helpful here. But as an investor, you have to have conviction in the reality of the world that you live in. Right? Like you can't invest in what you wish to be true. You have to invest in what is real. And what is real is that they're going to always print money, that this is not a solvable problem. It's going to break. It's brick. These, these things have broken many times throughout history. As Ray Dalio likes to write, 100 Years is about the, the lifespan of a fiat currency. And, and we're there. And, and so then if it's, if fiat is breaking and the fiat that is going to be the biggest to break will be the dollar because it's a global reserve currency, right? Like even if other ones are as bad from a fiscal situation, when you're the reserve currency, you have the, the biggest to fall. And so we bearish view on the dxy, it's a dollar index, the dollar versus all these other fiat currencies, and thinks it's going to go down substantially. More from here. So, so when you think about like as a bitcoin treasury company, if the dollar has the most to fall, you want to be maximally short dollars, like more than euros or yen or whatever. Not that. I mean those are all fine trades. They're going to do good because they're all fiat currencies. But the dollar is the currency that I am the most bearish on. So I'm going to be maximally short dollars and maximally long Bitcoin. And then when we can, when we think about amplification ratios, we just want to make sure that we have confidence that we can ride out like three to six year cycles. Right. So we don't, what we don't want to do is we don't want to have so much amplification that we need our thesis to play out in one or two years. Right. Like we want to be able to zoom out and zoom out over a market cycle effectively. Or like what it would traditionally be, a market cycle which is called like around five, seven years, something like that. And then make it structural bet that bitcoin is going to win because I don't see any other option other than bitcoin.

TYLER ROWE: Yeah, I'm right there with you, Matt. Well said. I think, yeah. Seeing Doge fail was kind of like if it wasn't the, the tipping point, it was the signal, right, that, that this is never going to get turned around. So Michael Saylor famously, you know, spun up the first pure play bitcoin treasury company. Um, and over the past year we saw him roll out preferred equity products. Um, he pivoted away from raising traditional debt and convertible debt. So Strive, just this past week raised $160 million with your first preferred equity product, SATA. Can you run us through that? What makes it different? What did you learn from Saylor's products? Uh, over at Strategy and just get our audience up to speed on that.

MATT COLE: Yeah, so I've learned so much from Saylor and just have so much respect for the guy. I mean he has for me and for many others in the industry. Um, I mean, he tells you the truth. He's not going to just tell you, oh, you're patchy on the back, you're doing great. No, it's going to be straight to the point. What should you do to actually win? And you can listen to him, he'll be the first to say he's not always right, but he's right way more than he's wrong. And he was smoking. Right. To be the first company to see the opportunity to launch a bitcoin treasury strategy. And then they've continued to innovate and they've done a lot of different innovations and they've kind of built this plane as they're flying, right? Like, like they didn't know fully where to go. They knew they wanted to be maximally long bitcoin, right. And they started with convertible notes, which I think made a lot of sense at the time. Um, and they did it very smartly. They were able to, you know, have laddered maturities. They didn't have, you know, all their debt going, coming due in one year. They weren't over levered. Um, but then they saw some of the negativity that, that, that convertible notes brought to their capital structure and risk to the strategy and, and, and then they innovated and, and went to the press, right. And, and now I've done several of them and have publicly stated they want to be pref only. Um, their Q3 deck lays out kind of the plan for retiring the convertible notes by like 2028, 2029. And then see simultaneously as they're working those out, they have to grow the preferred equity market in a massive way, right. Because they have so much bitcoin, they, they need lot of prefs. The lucky thing is that it's a great product, right? So they're going out there and they're selling this to the world, they're educating the world and they're going to have to grow this. And, and that is their challenge. Um, the haters will say that Strategy is going to blow up. The reality is that they have no encumbered bitcoin and they're actually under levered like they, they're not blowing up. They, they, they need more leverage to actually provide the amplified bitcoin exposure that they want to provide through their common equity. Right. So right now Saylor's focus is digital credit. Digital credit. Digital credit. Because he needs to grow that. Because they've had so much success, they have so much bitcoin, it's worth so much, right. It's a good position to be in basically. I mean he's won but like um, and so for strive, you know, we raised the largest equity only financing in the history of bitcoin treasury companies. And so we raised a lot of money, obviously a fraction of what strategy has. Uh, but basically it was just enough money to actually be able to IPO pref. Um, because you actually have to have enough size to get a bank to be willing to sell a transaction, to get institutional Interest, they don't want to buy some super small offering. Um, so we raised just enough to get there. And importantly, we took no debt. So, um, when we announced our transaction, it was May of this year. And at the time, convertible notes were still all the rage. And so when we initially started our financing, um, you know, we were thinking about doing a convertible note. So we talked to, you know, we got a couple different convertible note offers, um, saw, you know, ones was similar to better terms than what, you know, some of the other people took, but we turned them down. And, and the reason we turned them down at the time was not with a conviction that we're going to go prep only the conviction was that the terms were bad. Um, and, and we were going to have to encumber our bitcoin. We're going to have to maintain margin of. On them that, unlike Strategy, had layered out, you know, having their maturities over five years. We were going to have one bulleted maturity. And just as someone with the fixed income background and, and our team at the time, so at the time, you know, Jeff Walton and Ben Werkman were actually on the board before they came in full time. So, you know, talking to them, our CFO, Ben Pham, talking to Vivek, who's, you know, involved behind the scenes just on what are the risks that we're looking at in this financing transaction. All of us are like, we can't accept these terms. Like, I can't, as a fiduciary, put our company into these terms. I just felt like it was too risky for a volatile asset like Bitcoin. And so we turned it down. We went equity only. At the time, I felt like the market might actually not like this, that we're the only ones with no convertible notes. Like, clearly you want amplification to your bitcoin. We have no amplification, but this is just the right decision for us. We're going to approach every decision, is this a good decision for our company or is it not? And we just turned it down on, on that and said, we'll figure out the way to outperform Bitcoin on the back end. We could do alpha strategies if that's the best, you know, thing we have. And so we, so that's. That was that decision. And then, you know, come to find out, you know, like, we became more and more bullish on the press. So did Strategy. And as we started to understand them more, our conviction matched Saylor. These are the perfect instruments to actually run a bitcoin treasury company. Because Bitcoin is a long duration asset set and you want to pair that with a long duration liability. The longest duration liability that you can possibly find. What's the longest duration liability you can possibly find? A perpetual preferred equity has no maturity. It all you have to cover is the interest payment. So that's like by definition the longest duration instrument that you could possibly find. Paired with the long duration asset, it's the perfect instrument. And then it just becomes a, a risk simulation. Which is, you know, why we ended up, you know, we brought in Jeff Walton as our chief risk officer who, you know, comes from the world of reinsurance to say, hey, let's work with me my fixed income background him. And then we got Ben Workman who's been in the Bitcoin treasury space, been advising several companies to say, and then Ben Pham on the M&A side. But like, how do we think about the right level of amplification, the right terms to the preferred equity? So like, we saw, you know, the handful that Strategy had done and we built SATA very intentionally. And it's most similar to Stretch. And the reason that I think Stretch is the iPhone moment for strategy, I do believe that is that they took a infinite duration perpetual preferred equity and by making it variable rate, they stripped down the effective duration, so the trading duration from like 8 to 10 years to less than 1 year. So they stripped down the volatility of that instrument in a massive way. And so we designed SATA in a very similar manner, trying to get it with variable rate, trying to get it to a stated amount of 100. Uh, we were able to do some different things because it was our first pref. So it's the most senior, which gives additional protections. Right, that we were able to do. We also put aside one year's interest payments at IPO just to say, hey, we're a new issuer. We, uh, want to prove to you that we're going to make our payments. And so we're going to, we're going to put aside this cash, um, and you know, through those protections, I think. And then the last thing we did is we, you know, we made it explicit that we won't lower the interest rate under 99. Because people could say, well, what if you're just an irresponsible lender? You're just going to lower the rate. It's like, no, we're only going to lower, consider lowering the rate if it's near the stated range. Right. Like, we're in this for the long run. Our plan Is, and if you look at, we released an, uh, investor deck, our bitcoin holdings very likely will balloon in a massive way over the next year. The Semlar transaction comes through, that's another 5,000 bitcoin. We have over $700 million of traditional warrants that could come in over the next 11 months or so. And so even without any ATM usage, there's the ability for our bitcoin holdings to grow massively. Like our pro forma was like 22,000 bitcoin. If we just take that in and maintain the amplification at current levels with SATA, at current prices, we'd have over 22,000 Bitcoin, you know, 7,500 right now. So a large amount of potential growth. And so we're going to need to, you know, get in the market and sell a lot more SATA as that, as that comes out. And I mean, the good news is, I, uh, mean it was, it was two times oversubscribed. We upsized from 125 to 2 million to 200 million. Um, we did the top end of the price range. So it was priced talk initially from 75 to 80. We priced it at 80. And even with all of those upsizing and up pricing, we were still two times oversubscribed. And I think today it's over 95. I can't remember what the last price saw is, but for just trading for a few days to go from 80 to 95 that quickly, I mean, it took Stretch quite a bit to get to a hundred. You know, it's, it's trading really well. Right. And, and I think that that is a, a testament to the confidence the market has in strive and then the attractiveness and, and how easy it was for them to understand SATA because they've already seen stretch.

TYLER ROWE: Yeah, congrats on that raise, Matt. I wonder how much in your role as CEO do you view yourself as a salesman for your products? You guys have said that your only preferred equity is going to be SATA for the next 12 months. Um, but I imagine at some point you plan to issue some new products or, um, some new ways to amplify your Bitcoin. How do you view your role as selling this product? And who is your target market market?

MATT COLE: I would say that there's a, a decent chance that SATA is the only preferred equity we ever have, that we'll never do another one. And, and, but that will only be true if we can maintain our amplification ratio at the, that the level we'd want with SATA right. Like Strategy has so much preferred to sell that they're by necessity they have to go out there and create all these different products, create tap all these different markets. Um, you know we're pretty close to the, the amplification that we would like. I mean we in our deck at. We know we highlighted 30 to 50% amplification ratio through press. We're probably getting close to 30 with Bitcoin, uh, going down right now. Right. That levers us up a bit. But um, to get in that range and then as our bitcoin holdings grow, like the warrants coming in the similar transaction that'll de lever us as more bitcoin comes in. If Bitcoin does what I think it might in 2026 and has a really good year, that will deliver us, right. That we'll have to go out there and grow the size of SATA. But I really would prefer the simplest capital structure that we possibly can have. Um, so as few preferred equities as we need. But that's not the actual goal. The goal will be to maintain our desired amplification ratio and see if we can do it with SATA. But because we're starting off smaller, like just for some context, when we upsized our preferred equity offering to 200 million notional, priced at 80, so raised 160 million of proceeds, um, but 200 million notional, that was for many institutional investors the smallest size they would consider. Like you had to be 200. And so if we were able to grow that in a big way that you would actually start to pull in additional institutional investors and get them to upsize because they're able to, because the liquidity and the size of that offering increases. And it also is trading really well. So potentially we could leverage the ATM near stated amount at 100. Right. To actually probably have a lower cost of capital than selling a new pref into the market. So that would be the ideal if, if, if we could. Right. I mean like you look at stretch, it's at 100, um, STRE priced at 80. Right. And, and it makes sense that it priced at 80. Why did it price at 80? Because Strategy was a first time issuer in Europe. Right. Like I think that that was a smashing success. But it's more of just like that is a reality of going to a new capital market with a, a new offering. Right. That like there's a, there's a pricing difference. And so if we can, you know, already have our desired amplification ratio and use the atm, we have a massive Advantage in already having brought down our cost of capital. So that would be the goal is really to grow SATA, um, with regards to the question about, you know, selling, um, so I view this as really simple. And I viewed it as simple since day one is we brought in a handful of people that are massive, massive, massive bitcoin bulls and bitcoin treasury bulls. That is our team, right? And our goal is simple. We're going to build the products we want to buy and that we want to own. And we believe that we are among the biggest experts in the entire world in this. And even going and talking to a lot of the institutions, I have pure confidence in that. That Strategy is there, there, and we're there. And we know this market so well, ins and outs. Like we know what's going to sell and so we just put what we want to buy and then, uh, we, if we want to buy it, then we can just go out there and authentically talk about this stuff. Like we intentionally built SATA, uh, for what we would want in a preferred equity and then we went out there and talked about it and sold it and people liked it. Right. Uh, and I believe on the common that'll be true too is that that there are a lot of bitcoin bulls. And as a bitcoin bull, amplified bitcoin exposure is extremely attractive. And we are the fastest horse in town. We have the most amplification through pref only. And so that we believe is going to be a very attractive offering that we want to own and we believe a lot of other people will want to own it. And so we then just go talk about it and we obviously talk about, like on the hurdle, we talk about strategy a lot too. And the reason is because they are innovating so quickly. Quickly that we need to follow them and understand them, understand everything that they're doing. Their capital structure. It's super interesting. We're super bullish on them. I mean, it's why we're kind of all here as a bitcoin treasury company in the first place. And so why not just record those conversations and put it out to the masses versus have them behind the scenes, right? Uh, like, like, hopefully it's a value add to other people. It kind of gets a sense of how we think about the world. Right? And just in an authentic way. And I think that the best, the best form of sales is being able to be authentic and be truthful. Right? Like, I don't, I don't have to think about what I'm going to Say, when I come talk to you on this podcast, we just have a conversation and I talk to you about what I believe in. And that authenticity, I think, is seen. And it's respected by many, um, in the market.

TYLER ROWE: Yeah. If any of our viewers haven't caught Matt's podcast with Tim and Ben and, uh, Jeff, check it out. It's like being part of a team meeting behind the scenes. So really a big value add there, Matt, and thanks for sharing it with all of us. When I think about, um, your experience in pensions, Matt, famously, in the United States, a lot of state pensions are horribly underfunded. Do you think Strive has a way to attack that problem in America? Is SATA a product for pension funds in the United States?

MATT COLE: Um, so I think from a risk and return profile, it is. Frankly, it's too small, um, which is an interesting problem to have. So just to give you some context, we have so much demand for SATA. It's just like it would need to, you know, 5 or 10x before I could have a serious conversation with some of the larger pension funds. That's a good problem for us to have. Right. Like, I mean, that, that I know that until we grow at 5 or 10x, we're too small. Right. Um, but. But here's, you know, kind of like as an example, when I was at CalPERS, like, imagine that you're running a $70 billion portfolio, and imagine an issuer comes out with a $200 million issue. Like, what percentage of that issue do you think a pension fund's gonna feel comfortable owning? Maybe 5%, if you're lucky. So they could buy $10 million notional, um, an $8 million check for a $70 billion fund. An $8 million check, even if it's an attractive yield, it doesn't move the needle.

Right. They actually have to be able to buy size, um, in these things. And so size begets more size. Right? Like, it actually is a gating mechanism. And, uh, we did see, um, it was publicly reported, I think it was today that it was publicly reported, um, that the Ontario pension fund is actually a fairly large owner in ASST. Um, so why do I think that the Ontario pension fund took a position in asst? I think they're a very, um, say, progressive pension fund in the. Like, they're innovators in the space. Um, like when I was at CalPERS, uh, people, you know, we would meet with a lot of the different pensions all the time, and, and they were ones that were always kind of at the cutting edge relative to a very slow moving industry, right, that like, you know, has its, you know, five year roadmap and you know, is very slow to make any change. Even from the moment they start talking about it, they move quicker and they take a long position. Well, a bitcoin treasury company, I mean that's a great product because it could outperform, uh, bitcoin. It's a security, it's a equity. So it could more easily fit in the mandates and it could drive massive total return. So certain pensions might be more interested in amplified bitcoin, right? Like you have to think about a pension as such a long duration fund, right. Um, others might be more interested on the income side. Others might well want both of them because they have different portfolio managers with different, you know, mandates. But uh, I do think that the long duration ness of bitcoin, when you can package it into a cash flowing asset, it does, it does make it more tangible and real and familiar to institutional investors, right? Of like, okay, like I can strip off some of the volatility, I can get 10, 12% per year. Um, then it just becomes down to, you know, like track record. So for a new issuer there's not necessarily a track record, but this is a novel product, right? And so oftentimes in fund space that pensions can't invest in a fund unless it has a three-year track record. And so my suspicion will be that they're going to want to see the success of some of these prefs for a little bit of time and that they're watching them because they're, there's high yield, they're quick growth. Um, and ultimately I do think that there will be a lot of demand. And we're having some of these conversations with some of these institutions and they're going, well, they're super interested. Um, one of the interesting things about it and one of the, when we talk about selling or just like really talking about what we believe in an authentic way, right? Like actually attacking the S&P rating like super easy for strategy. And then you can apply that to strive as well, right? Like where it's like, okay, here S and P gave strategy a B minus rating. Have you looked at the methodology? Um, no. Like the answer, like no, no one's looked at the methodology. You say okay, well what would I tell you if they, they gave literally 0.0 credit to all their bitcoin? Like would you agree that their Bitcoin, their 600, whatever, thousand Bitcoin has some value, some real value that makes them more credit worthy like, we could debate haircuts and volatility and all different things, and we would probably have different views. Like, I would be more bullish than you, but can you agree it has some value? Oh, yeah, absolutely. Like, okay, so if you gave them value, would you agree, Would you agree it's substantial? Because they have 600,000 Bitcoin. Yeah. Uh, okay, well, then the risk is overpriced. They're, they're, they're rated too low. Okay, that makes sense. Um, like pretty, like, you know, like pretty, pretty intuitive. Right? And then, and then you say, okay, well, like, if they're B minus and we could agree that they're, that they're rated too low, well, then they're probably investment grade. Not too far of a, of a jump to make, actually. Right. Like, I believe they're triple. They like, literally triple a risk. But, like, but you know, just having the conversation with the institution, like, you can walk them up and say, okay, well, you can invest in something that's investment grade today, that has, with stretch, has almost no volatility, earn 10 and a half percent. Like, do you like that? Yeah. I mean, how could you not? How could you not like that? Right? And, and then you don't even really need them to be a bitcoin bull. You just have to walk through some of these things. Like, I'll tell you the, the most common question I get, which is actually really easy to walk through. But it's like, how is Strategy or how is Strive going to pay its interest payments in a bear market? Like, surely you can't pay your interest payments in a bear market? And I said, and, and one of the ways to different audiences, has different things that might resonate with them, to get them to feel comfortable with the answer. But for a pension fund or an institutional investor, the easiest way is you say, how does a hedge fund, or how does a pension fund pay for leverage? Because you guys have leverage and you have no cash flow. How do you pay for it? Oh, we have a balance sheet of assets. That's how you pay for it, and that's how hedge funds pay for it. But for a bitcoin treasury company, we have something you don't have have. We also have this thing called an ATM. Like, we can actually go out and sell new shares into the market to raise money. You can't do that. So we have all the tools you have and more. Doesn't, uh, that make us more credit worthy for you? And you've been having leverage on for 100 years and you haven't blown up. Right. And then they say, okay, like that, that makes sense. Right? Like it's because you have to flip the mental model that they're so used to underwriting companies and the traditional company has cash flow, but a CFO in a traditional, anytime they get a, uh, cash in, it's like hot potato. They want to get rid of it as fast as possible. Right. And Saylor made the innovation of flipping that in the head, like, actually, no, we're going to conserve and bring in more capital. We're not going to give it away. And so that's actually, in my view, a bug of traditional companies is that they under, they don't hold enough cash or assets on their balance sheet. And so when things go bad, they have nothing. But for a balance sheet company, it's a different ballgame. And when you start to walk through some of these arguments with people, you can really start to get them comfortable because they just haven't done the work. And I think that's where going out there and having these conversations is extremely effective to start peeling back that onion.

TYLER ROWE: Yeah, sounds like you're having the institutional level conversations about preferreds that I'm having with individuals in my life. I think these preferreds are really a great way to orange pill people on Bitcoin in a way that they understand and to kind of just correct describe the credit quality of companies such as yours, Matt. So I'd like to talk about, um, why you reverse merged into Asset Entities. Um, obviously they had an existing shelf offering so you could issue shares right away. Uh, you didn't go to the SPAC route which allowed you to kind of ramp up faster. But was there something particular about Asset Entities, maybe its team or their underlying business that attracted you to them?

MATT COLE: So the team has become one of the biggest blessings. But it was not the reason. It was like one of those things you just kind of luck into. Um, and I'll get to the team in a second and we have a handful of people with us from the asset entities team, basically the old executive team there and just like absolute rock stars. And the former CEO is now our chief marketing officer. And they're really good about, about, you know, getting out there and telling a story, clipping videos, doing everything investor relations that you need from a marketing team. It's like a high powered marketing team. That's what they were doing. They were, they were marketing like a marketing machine. They're out there, you know, in Discord doing, you know, sell, selling stuff. In Discord. They were creating videos. They were, you know, doing, you know, you know, basically just like talking about also like stocks. So anyways, they know, they know finance really well, but what really, you know, initially sold us on them. So we did like a screen. And so we didn't go to an investment bank and say, go find us a company that we want to find a company to reverse merge into. Uh, which is what a lot of people do. Uh, we actually, because we're an asset manager, we just did it in house. We, we got on Bloomberg, looked at every single public company, and we said, okay, which what do we want in a reverse merger company? Well, clearly we want a low market cap company, right? Because you have to remember Strive is a private company. So Strive, you know, we're not on the same side, right? Like asset entities is on one side, Strive is on the other. And, and so we want, as a private company to have the m. Highest percentage possible of the combined company. Right? Like, duh. Um, and so that was, you know, what we were looking for, a low market cap company. But when you look at very low market cap companies, I mean, most of the time they're just a mess. They have a ton, ton of ton of employees that, that, you know, probably need to be let go. They often have debt, bad debt terms. Um, they're just failing companies, right? And, and Asset Entities, unlike those other companies, they had no debt. They only had a few employees. Like, they had hardly any employees. Um, you know, like, probably they went public before they should have. They were, you know, a bunch of really smart, ambitious young men that said, you know, during COVID the, like, let's go public. And they went public and, and it, you know, worked out for them ultimately in a major way. And, and not only with the reverse merger and this is, but also, you know, like, now they're part of a team that's doing something really big and they actually have a perfect role in that. Um, but for us it was, you know, having a shelf, not having to wait a year, which, you know, to try to get like, imagine going public like, you know, right now and having to wait a year to launch your first pref out there. Like that's. And bitcoin Bitcoin world. One year is like a dog year, right? Uh, like these years move very quickly. So we knew we wanted to do a reverse merger. We knew we didn't want to have a company with debt and ideally that we wouldn't have to do a lot of employee turnover on the transaction as well. And I would say Asset Entities was Literally an N of one that fit that profile. Um, so that was the primary reason and they've been just great team to work with and when you have also chemistry with the team, that's even better.

TYLER ROWE: Yeah, that's cool that it seemed to work out that way for you guys. Matt and, and I'm glad to hear you guys kind of screen them in house. So over the last several months we've been in kind of, I, I'd say maybe a mini uh, bear market in, in Bitcoin treasury companies there, there have been a lot of pure play bitcoin treasuries popping up all over the globe. I think when the announcements hit the beginning of the summer, late spring, we saw a lot of these share prices just rocket and a lot of retail investors have got in at a really elevated price level that in hindsight certainly wasn't sustainable. How do you view um, the treasury space as a whole moving forward? Do you think there's going to be many winners in the bitcoin treasury space? Do you think there's going to be a few? And what differentiates Strive from the rest?

MATT COLE: I think there should be many winners. I'm um, at this point unconvinced if there will be uh, right now or not. I think people have decisions to make on how they run their companies and we’ll ultimately see how that plays out. I viewed likely failure in bitcoin treasury space for the most part as likely to underperform bitcoin not to blow up because you have bitcoin as a core asset. That's a incredibly powerful thing. You have a lot of very well capitalized businesses with bitcoin on the balance sheet. Some of them have some bad debt terms but um, most of them I would say aren't over levered. And so I think the question becomes, can you outperform bitcoin? Not for most of them. Not like are they going to just blow up and cause some mass cascading liquidation? I think that's, I think pretty unlikely. But clearly earlier this year we saw mania in bitcoin and bitcoin treasury companies. And then everything got funded. Right. So the markets got hot and basically you didn't need to have a real sustainable differentiation to get funded. Um, so you had companies that I think probably um, shouldn't have got funded, that got funded. And um, I think now the question is what makes you different and why will you outperform? Right. And so yes, people bought very high um, prices. Um, I think that happens, that tends to happen in any real breakthrough innovation, any Real breakthrough innovation has a mania where people sense something that's real. And, and you uh, know, think about the Internet era, right? The Internet boom, like companies that shouldn't have got funded, got funded. The prices went up really high, then they came back down and several winners from that still emerged, right? Like that, that is the, that is how manias work in a capitalist society, right? And the reality is, is that no one or very few people probably realize in real time that like where a, a top is, right? Because if bitcoin was at 250k right now, I bet you that all those bitcoin treasury companies that were over value would be even higher right now, right? And, and so you know, as you know they were, you know, you know, they were trying to be amplified Bitcoin and bitcoin just has had a, a rough year, right? It hasn't, hasn't played the part when you had companies at extremely high valuations that needed bitcoin to play the part. And so I don't, I don't think it's fair to just say like hindsight 20/20 that like it was predestined that there was going to be a collapse, right? Right. Now like I, I don't think that that would be true if bitcoin was substantially higher. Um, but there was kind of an over, whatever you want to call it, like an like too high of evaluations to have anything other than bitcoin just rip, right? And so when bitcoin didn't rip, then you saw an unwind of a lot of these bitcoin treasury companies. Um, now if you think about Strive as an example. So like, like what is our differentiator? Our differentiator is simple. We have the capital structure in place right now that Microstrategy wants to have in 2029. Like it's going to take them a few years to retire their convertible notes. It's going to take them a few years to, to, to amplify their preferred equity. We're the only game in town. No one else even has a prep out there. And when you actually talk to a lot of the competitors in the space, most of them aren't even trying to get to where we are. That's like not even the game that they're focused on. And so, so we are I think the leader in amplification structure. We have the best amplification structure. None of our bitcoin is encumbered. We have no debt. Like it's a super clean story. It's super easy to understand because Strategy is moving in that direction as well. And obviously, like, they're gonna, they're gonna win in a massive way.

We're never gonna have more bitcoin than them. But I think the question becomes, could we be amongst Bitcoin treasury companies, the best total return vehicle, I think the answer is, is yes. If bitcoin rips, we have the best amplification structure out there. And so that is the value proposition of Strive. I think it's clean, it's simple, it's easy to understand. It wasn't easy to talk about it before we had SATA out there. We just couldn't, uh, but now it's out there, which is why we put a investor deck out there this week and are starting to actually try to explain this story and really how simple it is. Um, you know, I think for, for the other ones, I think, you know, they're going to probably have good total returns. I don't, but I think outperforming Bitcoin will be hard and I think some will, some won't. Um, and you know, making good decisions along the way is going to be paramount to, um, you know, how they, how they actually succeed over the long run. And you know, I want them to win. But I'll just tell you like, like if I was advising other Bitcoin treasury companies which, like, I lead one, right. I see so much room for differentiation in this space. And I'll give you a very simple example. If you were to compare Bitcoin treasury companies more to like traditional hedge fund world where Strive might be, let's say we're, whatever, we have a target stated right now, 30 to 50% amplification over time. That's what we've put out there. Let's just take the middle number of that 40%. Let's say Strive is the 40% amplified pure play Bitcoin treasury company company. There probably should be one that's, that's pegged at 30%. There probably should be one that's pegged at 20% amplification. Don't you think that different investors have different risk tolerances and are going to have different demands for different levels of amplification? Absolutely right. Um, you think about, you know, ETFs. Some people love covered call strategies. It produces income and people love it. I don't love it like, but, but I also respect that many of my friends are like all in on covered call strategies. Like I would point to ETFs and say, well, covered call ETFs underperform ETFs. That don't write covered calls because it puts some negative convexity in your portfolio. But a lot of people like that. Don't you think a bitcoin treasury company that was all in on covered calls would have people that like it? And we're doing prefs for some amplification. I guarantee you that there would. We're not going to do it. Um, and so you start to think about, like, how could you create interesting but different structures still built on digital credit credit. Because I still do fundamentally believe that preferred equity is the best equity out there. You start to have different funds that are going to appeal to different investor types. Um, that is real innovation that I think would, uh, be value add to the space. Um, you know, I think with, you know, ones that are more focused on like, building a business, I think building a business can be fine. Like, I'm sure that there's a lot of successful businesses that need to get built on bitcoin, that I want to get built on Bitcoin. So, like, you know, I think we should encourage innovation and business building in bitcoin. But it's going to be very hard to outperform bitcoin building a business. Especially like, if you start with, like, imagine starting with, you know, a billion dollars or $4 billion of Bitcoin on your balance sheet, and you're not taking amplification, but you're focused on building a business. Okay, well, strive, you know, let's say we have a cost, uh, of capital right now of 12% percent. Let's say Bitcoin goes up 30%. The difference is 18. Right? Just 30 minus 12 is 18. So our amplification is amplifying at 18% a year. Let's say we had, you know, 40% leverage. Okay, well, um, we're taking 40% of 18. You know, that's, call it, you know, whatever. Um, 6% outperformance, uh, of bitcoin every single year. Compound that for 10, 15 years. It's going to compound in a major way which, which is what you see on those bitcoin factor charts. Like, we have a table on ours that show over the course of 10 years, what is the increase of bitcoin per share at different, um, leverage ratios at different bitcoin returns. And you see the power of compounding that it works and it compounds in a massive way. Well, if you do the same thing with an operating business, if you start with, let's say, $4 billion of Bitcoin and you need to outperform 18%, well, that's like $700 million. You need to build a business that's $700 million in one year and then compound that for 10 years. So you're telling me that you got to create like a $50 billion business from scratch, like good luck, like and, and, and it should be done. I just think that it's more of like a bit, uh, it's, it's harder to envision it outperforming Bitcoin, I guess is the bottom line. It should be done. It. We need to have innovation in Bitcoin. But is it amplified Bitcoin? Um, I don't think so. It's probably just an opportunity to build, you know, good business businesses.

TYLER ROWE: Thanks for laying out kind of that big picture on treasury companies, Matt. And I, uh, think you definitely also made a really compelling pitch for someone who's looking at investing in the common equity of Strive. We're running against time here, but I do want to touch on real quickly your alpha strategy to Bitcoin. You talked about this pre merger and after the merger and obviously you've got the pending merger that needs to be approved with Semler. I'm not sure how much you can say about that, that, but just the alpha strategy in general. Matt, um, can you walk us through that?

MATT COLE: Yeah. So, so ultimately on a year-by-year basis, we're trying to increase the amount of Bitcoin for each share and then make sure we pay out of all of our liabilities. And over the long run we think that'll mean we'll outperform Bitcoin. Uh, our focus right now is really on digital credit. It's the number one focus. Um, so that is occupying the vast majority of our time. I think it's why we are offering a massive win for Semler shareholders is that we are the pure play digital credit story and bringing them in there I think will be a massive win for them. Um, we're also able with Semler to use our co founder of Vivek’s background and network to actually re envision the operating business of Semler. But ultimately for us it would be to monetize it. Uh, I'm laser focused on Bitcoin digital credit. I'm not an expert on medical devices, but I do love preventative healthcare there. But we have people around our network that can probably create some pretty substantial value there. And so that's alpha for Strive shareholders and it would be for similar shareholders as well on that merger. Um, I think there's a chance that additional M&A activity might make sense. Um, initially we talked about it in the biotech space. Um, since we've gone public, our Bitcoin has grown much faster. We've been leaders in digital credit. We have the Semler transaction, which is an order of magnitude of almost 10 times larger than an average biotech transaction. I think at this point, we're probably more focused on if something else were to make sense in the Bitcoin treasury landscape of just maybe a company where we're stronger together. Right. And there's, uh, many, many reasons why that might be the case. I think that we would always consider that that would be alpha. And, you know, we had a couple of other strategies, and I would just say right now, um, they're still possible, but we're really focused on digital credit, and we think it's the biggest opportunity, like, really in all of finances, Jeff Walton likes to say. And I agree with them. And so we're focused there, and we think that that focus is ultimately going to maximize value and has become a differentiator in a way that was impossible to envision when we first launched our strategy in May of this year. But I'll tell you, with the team we have, if there was ever a lack of opportunity for us to do stuff to add value, those alpha strategies could become more in scope. Right. Uh, like. Like we have the team that could pull that off.

TYLER ROWE: Thank you. This conversation has been really valuable, Matt, and I'm sure our viewers were really excited to get to know Strive better and you better. Uh, where can people follow you and Strive online?

MATT COLE: The easiest way is on X. I'm at colemacro. Ah. And Strive is at, uh, Strive. Awesome.

TYLER ROWE: And one thing before you go, Matt. We, uh, have all our guests say is Stay orange.

MATT COLE: Stay Orange.

TYLER ROWE: Great. Ladies and gentlemen, the CEO who's pushing for capitalism harder than any other CEO out there, Matt Cole.

MATT COLE: Thanks for having me.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.  Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and Semler Scientific, respectively, with respect to the proposed transaction (the “proposed transaction”), the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company's future financial performance, the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses.  Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "predict," "potential," "assume," "forecast," "target," "budget," "outlook," "trend," "guidance," "objective," "goal," "strategy," "opportunity," and "intend," as well as words of similar meaning or other statements concerning opinions or judgments of Strive, Semler Scientific and/or their respective management about future events.  Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Other risks, uncertainties and assumptions, including, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Strive and Semler Scientific to terminate the merger agreement between Strive and Semler Scientific;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or Semler Scientific or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, implementation of Bitcoin treasury strategies and risks associated with Bitcoin and other digital assets, general economic and market conditions, interest and exchange rates, monetary policy, and laws and regulations and their enforcement;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management's attention from ongoing business operations and opportunities;

•	dilution caused by Strive’s issuance of additional shares of its Class A common stock in connection with the proposed transaction;

•	potential adverse reactions of Strive’s or Semler Scientific’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in Strive’s or Semler Scientific’s share price before closing; and

•	other factors that may affect future results of Strive, Semler Scientific or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, Semler Scientific’s or the combined company's actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements.  Other factors, including unknown or unpredictable factors, also could harm Strive, Semler Scientific or the combined company's results.

Although each of Strive and Semler Scientific believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that the actual results of Strive or Semler Scientific will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Strive’s Quarterly Report on Form 10-Q filed on November 14, 2025 and Strive’s Form S-4 filed on October 10, 2025, Semler Scientific’s Quarterly Report on Form 10-Q filed on November 12, 2025, and other documents subsequently filed by Strive and Semler Scientific with the SEC.

The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, Semler Scientific or their respective businesses or operations.  Investors are cautioned not to rely too heavily on any such forward-looking statements.  Forward-looking statements contained herein speak only as of the date they are made and Strive and Semler Scientific undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Strive has filed with the SEC a Registration Statement on Form S-4 (the "Registration Statement") to register the Class A common stock to be issued by Strive in connection with the proposed transaction and that will include an information statement of Strive, proxy statement of Semler Scientific and a prospectus of Strive (the "Information Statement/Proxy Statement/Prospectus"), and each of Strive and Semler Scientific may file with the SEC any other relevant documents concerning the proposed transaction.  A definitive Information Statement/Proxy Statement/Prospectus will be sent to the stockholders of Semler Scientific to seek their approval of the proposed transaction.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF SEMLER SCIENTIFIC ARE URGED TO READ THE REGISTRATION STATEMENT AND INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, SEMLER SCIENTIFIC AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Information Statement/Proxy Statement/Prospectus, as well as other filings containing information about Strive and Semler Scientific, may be obtained, free of charge, at the SEC's website (http://www.sec.gov).  You will also be able to obtain these documents, when they are filed, free of charge, from Strive by accessing Strive’s website at https://investors.strive.com/. Copies of the Registration Statement, the Information Statement/Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Strive’s Investor Relations department at 200 Crescent Court, Suite 1400, Dallas, Texas 75201 or by calling (855) 427-7360 or by submitting an inquiry at https://investors.strive.com/ir-resources/contact-ir. Copies of the documents filed with the SEC by Semler Scientific will be available free of charge on Semler Scientific’s website at https://ir.semlerscientific.com/. The information on Strive’s or Semler Scientific’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, Semler Scientific and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Semler Scientific in connection with the proposed transaction.  Information about the interests of the directors and executive officers of Strive and Semler Scientific and other persons who may be deemed to be participants in the solicitation of stockholders of Semler Scientific in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Information Statement/Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC.  Information about the current directors and executive officers of Semler Scientific, and their ownership of Semler Scientific common stock is set forth in the section entitled "THE MERGERS" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" included in Strive’s Form S-4 filed with the SEC on October 10, 2025 and Semler Scientific’s Current Report on Form 8-K filed with the SEC on October 17, 2025. Additional information regarding ownership of Semler Scientific’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 or 4, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001554859. Information about the current directors and executive officers of Strive is contained in Strive’s Current Report on Form 8-K filed with the SEC on September 12, 2025, Strive’s Current Report on Form 8-K filed with the SEC on September 15, 2025, Strive’s Current Report on Form 8-K filed with the SEC on October 6, 2025 and under “Meet the Leadership Team” accessed through the “About Us” link on Strive’s website at https://strive.com/team. Additional information regarding ownership of Strive’s securities by its directors and executive officers  is included in such persons’ SEC filings on Forms 3 or 4 which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=1920406. These documents and the other SEC filings described in this paragraph may be obtained free of charge as described above under the heading “Additional Information and Where to Find It.”

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

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